04004172

SECURI... ...MMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING FEB 27 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

~~8-31951~~ 8-45583

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reef Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 N. Central Expwy., Suite 300
(No. and Street)

Richardson (City) Texas (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Mauceli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reef Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Elaine Palmer

Notary Public

ELAINE PALMER
Notary Public, State of Texas
My Commission Expires 06-06-04

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REEF SECURITIES, INC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

REEF SECURITIES, INC

CONTENTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Reef Securities, Inc.

We have audited the accompanying statement of financial condition of Reef Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reef Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co, LLP

CF & CO, L.L.P.

Dallas, Texas
February 20, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REEF SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$ 248,109
Commissions receivable	103,158
Prepaid commissions	33,392
Receivable - related party	7,460
	$ 392,119

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 82,179
Commissions payable	71,274
	153,453
Stockholders' equity	
Common stock, 500,000 shares authorized with $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	107,027
Retained earnings (deficit)	130,639
Total stockholders' equity	238,666
	$ 392,119

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2003

Revenues	
Commissions	$ 3,660,620
Consulting fees	828,315
Overhead reimbursement	57,460
Total revenue	4,546,395
Expenses	
Registration fees	88,018
Salaries	696,784
Professional fees	63,539
Commission expense	3,293,273
Payroll taxes	149,152
Other expenses	11,041
Total expenses	4,301,807
Income before income taxes	244,588
Provision for income taxes	73,103
Net income	$ 171,485

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2002	$ 1,000	$ 107,027	$ (40,846)	$ 67,181
Net income	--	--	171,485	171,485
Balances at December 31, 2003	$ 1,000	$ 107,027	$ 130,639	$ 238,666

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2003

Balance at December 31, 2002	$	--
Increases		--
Decreases		--
Balance at December 31, 2003	$	--

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 171,485
Adjustments to reconcile net income to net cash provided (used) by operating activities	
(Increase) decrease in commission receivable	(82,345)
(Increase) decrease in prepaid commissions	12,116
(Increase) decrease in receivable - related party	(7,460)
Increase (decrease) in accounts payable and accrued expenses	61,196
Increase (decrease) in commissions payable	54,671
Net cash provided (used) by operating activities	209,663
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Net cash provided (used) by financing activities	--
Net increase in cash	209,663
Cash at beginning of year	38,446
Cash at end of year	$ 248,109
Supplemental Disclosures	
Noncash investing and financing activities	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Significant Accounting Policies

Reef Securities, Inc., (the Company), was incorporated on February 18, 1993 in the State of Texas as a direct participation broker-dealer in securities. The Company is registered with the Securities and Exchange Commission under S.E.C. Rule 15c3-3(k)(2)(i).

The Company acts as a selling agent for a related company, Reef Exploration, Inc. (Reef) in the offering and selling of interests in oil and gas development programs. All of the Company's revenue is derived from this single activity of which $103,158 was receivable as of December 31, 2003.

Under a sales agreement, Reef agreed to provide the Company with office space, office furniture and computers, as well as secretarial help. In addition, Reef agreed to pay all telephone bills incurred by the Company in conjunction with its performance of services as selling agent for Reef. Reef also agreed to provide the Company all offering materials to be used in conjunction with the offer and sale of interest in Reef ventures.

Commissions revenue is recognized as follows:

> Prior to the funding of programs reaching certain specified minimum amounts, all proceeds from investors are retained by an escrow agent. Upon minimum funding being achieved, the company reflects commissions revenue for capital raised through that period.
>
> After the funding of program minimums is met, the company reflects commissions revenue for capital raised in the period received by the program sponsor.

Commissions expense is reflected in the period in which the offsetting commissions revenue is reflected.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of approximately $165,930 and net capital requirements of $10,235. The Company's ratio of aggregate indebtedness to net capital was .92 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 85,606
Benefit from utilization of net operating loss carryforward of $35,723	12,503
Provision for federal income taxes	$ 73,103

Note 5 - Concentration Risk

At December 31, 2003, and at various times throughout the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 6 - 401(k) Profit Sharing Plan

The Company provides a 401(k) profit sharing plan in which generally all employees who are twenty-one years old and have completed one year and 1,000 hours of service may participate. Employees may defer up to 12% of eligible compensation. The company will match 25% of employee contributions to the plan, up to a maximum of 4% of an employees compensation. The Company's matching contributions were $4,226 for the year ended December 31, 2003.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2003

Schedule I

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 238,666
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	238,666
Deductions and/or charges	
Non-allowable assets:	
Prepaid commissions	(33,392)
Commissions receivable	(31,884)
Receivable – related party	(7,460)
Net capital before haircuts on securities positions	165,930
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$ 165,930

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 82,179
Commissions payable	71,274
Total aggregate indebtedness	$ 153,453

Schedule I (continued)

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 10,235
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 10,235
Net capital in excess of required minimum	$ 155,695
Excess net capital at 1000%	$ 150,985
Ratio: Aggregate indebtedness to net capital	.92 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital per Company's (unaudited) FOCUS II	$ 239,032
Decrease due to audit adjustments for estimated tax liability	(73,103)
Miscellaneous difference	1
Net capital per audited report	$ 165,930

Schedule II

REEF SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Reef Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Reef Securities, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & CO, L.L.P.

Dallas, Texas
February 20, 2004